Exhibit 5.1

May 14, 2014

Atlas Resource Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th Floor

Pittsburgh, PA 15275

Ladies and Gentlemen:

We have acted as counsel to Atlas Resource Partners, L.P., a Delaware limited partnership (the “Partnership”), in connection with the offering and sale of 13,500,000 common units representing limited partner interests in the Partnership (the “Units”) pursuant to the Partnership’s registration statement on Form S-3 (Registration No. 333-193727) (the “Registration Statement”), filed under the Securities Act of 1933, as amended (the “Securities Act”). A prospectus supplement dated May 8, 2014, which together with the accompanying prospectus dated February 3, 2014 shall constitute the “Prospectus,” has been filed pursuant to Rule 424(b) promulgated under the Securities Act.

As the basis for the opinions hereinafter expressed, we have examined such statutes, including the Delaware Revised Uniform Limited Partnership Act, as amended (the “Delaware LP Act”), regulations, corporate records and documents, including the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of March 13, 2012 (as amended to date, the “Partnership Agreement”), certificates of corporate and public officials, and other instruments and documents as we have deemed necessary or advisable for the purposes of this opinion. In making our examination, we have assumed and not verified (i) the genuineness of all signatures on documents examined by us, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents submitted to us as originals and (iv) the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies. We have also assumed that all Units will be issued and sold in the manner described in the Prospectus and in accordance with the terms of the underwriting agreement dated May 8, 2014 relating to the offer and sale of the Units (the “Underwriting Agreement”).

Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that (i) the issuance of the Units by the Partnership in accordance with the terms of the Underwriting Agreement has been duly authorized by the general partner of the Partnership and (ii) when the Units have been issued and delivered in accordance with the terms of the Underwriting Agreement, the Units will be validly issued, fully paid and non-assessable. We note, however, that a holder of Units (1) may be obligated to repay any funds distributed to it if such holder knew that such funds were wrongfully distributed to it by the Partnership or (2) if certain rights or actions permitted under the Partnership Agreement were deemed by a court to be “participation in control,” such holder of Units may be held liable for the obligations of the Partnership.

We express no opinion other than as to the federal laws of the United States of America and the Delaware LP Act (including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws) as in effect and existing on the date hereof.

We consent to the filing by you of this opinion as an exhibit to the Partnership’s Current Report on Form 8-K filed on the date hereof, and we further consent to the use of our name under the caption “Legal Matters” in the Prospectus. In giving these consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, as amended.

Very truly yours,

/s/ Ledgewood

LEDGEWOOD a professional corporation